MAR 28 2002
340
WASH, D.C.

4-11-02

SECUR 02021791 MMISSION

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SEC FILE NUMBER
8-44402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Equitrade Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23736 Birtcher Drive
(No. and Street)

Lake Forest, (City) California (State) 92630-1771 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kim Carroll 800-266-1170
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name — *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles, (City) California (State) 90064 (Zip Code)

PROCESSED
APR 12 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

STATE OF CALIFORNIA } SS.
COUNTY OF ORANGE }

OATH OR AFFIRMATION

I, Kim Carroll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equitrade Securities Corporation, as of December 31, 2001, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

SUBSCRIBED AND SWORN TO
BY KIM CARROLL
BEFORE ME ON THIS 27TH
DAY OF MARCH, 2002

R-S-A

Notary Public

Kim Carroll
Signature

CFO.
Title

R.S. ADLER
COMM...1190397
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Term Exp. July 18, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NASD REGULATION
An NASD Company

March 8, 2002

Mr. Kim Carroll
Chief Financial Officer
Equitrade Securities Corporation
23736 Birtcher Drive
Lake Forest, CA 92630-1771

Re: Annual Audit Extension Request

Dear Mr. Carroll:

This is in response to Mr. George Brenner's letter dated February 22, 2002, requesting an extension of time for filing Equitrade Securities Corporation's ("ESC") annual audit report.

I understand the pertinent facts to be as follows:

ESC has not been able to provide the firm's independent auditor with the information and documentation on a timely manner due to a change of clearing firm and a smaller staff. As such, additional time is necessary to complete the audit.

Based on your assertion of the foregoing facts and pursuant to SEC Rule 17a-5 (a)(5), ESC is hereby granted an additional thirty calendar days in which to file an annual report of financial condition for the fiscal year ending December 31, 2001. This report is due on or before March 31, 2001.

If you have any further questions, please contact Susan L. Leong, Senior Compliance Examiner, at (213) 613-2628.

Sincerely,

David S. Anderson
Supervisor

cc: Sherry Lawrence, Regulatory Systems (FAX: (240) 386-5163)
George Brenner, CPA (FAX: (310) 202-6494)

F:\Users\LeongS\Core firms\Equitrade\AA_extension.doc

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2001

EQUITRADE SECURITIES CORPORATION
23736 BIRTCHER DRIVE
LAKE FOREST, CALIFORNIA 92630-1771

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Equitrade Securities Corporation
Lake Forest, California

I have audited the accompanying statement of financial condition of Equitrade Securities Corporation as of December 31, 2001 and related statements of loss, cash flows, and changes in shareholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Equitrade Securities Corporation's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Equitrade Securities Corporation as of December 31, 2001 and the results of its operations, cash flows and stockholder's equity for the year then ended in conformity with United States generally accepted accounting principles.

George Brenner

George Brenner, C.P.A.

Beverly Hills, California
March 19, 2002

EQUITRADE SECURITIES CORPORATION.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash		
Checking and Savings		$ 19,292
Clearing deposit		261.173
		280,465
Trading inventory - Long position at market value		257,218
Trading inventory - Short position at market value		6,890
Investment inventory at market value		201,524
Commissions receivable		33,701
Trading profits - receivable		94,799
Loans - officers & stockholders		179,586
Equipment net of accumulation depreciation of $121,111		28,889
Federal income tax refund		48,921
TOTAL ASSETS		$1,131,993

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Commissions payable		$ 51,979
Accounts payable		96,062
Accrued payroll		52,069
Interest payable		1,319
Income taxes payable		93,515
Trading long positions payable		201,883
Trading short positions payable		8,305
Investment Inventory - Long purchase receivable		(2,471)
Trading profits due traders		99,404
TOTAL LIABILITIES		$ 602,065
SHAREHOLDER'S EQUITY		
Common stock ($1 par value, 100,000 shares authorized, 8,200 shares issued and outstanding)	$ 8,200	
Paid-in capital	46,800	
Retained earnings	474,928	529,928
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$1,131,993

See Accompanying Notes to Financial Statements

EQUITRADE SECURITIES CORPORATION
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES	
Commissions	$1,303,157
Equity Investments - Capital Gains/Losses	233,286
Trading profits	1,259,505
Trading Market to Market	(153,115)
Other	45,749
TOTAL INCOME	2,688,582
OPERATING EXPENSES - SCHEDULE	2,485,051
COMMISSIONS	333,344
TOTAL EXPENSES	2,818,395
INCOME LOSS BEFORE TAX PROVISION	(129,813)
INCOME TAX (BENEFIT) PROVISION	(48,121)
NET LOSS	$ (81,692)

See Accompanying Notes to Financial Statements

EQUITRADE SECURITIES CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2000	8,200	$ 8,200	$ 46,800	$ 556,620	$611,620
Net Income (Loss)				(81,692)	(81,692)
Balance, December 31, 2001	8,200	$ 8,200	$ 46,800	$ 474,928	$529,,928

See Accompanying Notes to Financial Statements

EQUITRADE SECURITIES CORPORATION.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows from Operating Activities:	
Net income (Loss)	$ (81,692)
Depreciation	57,778
Changes in operating assets and liabilities	
Clearing deposit	85,850
Securities inventory - Long	410,931
Securities inventory - Short	415,235
Investment inventory	(113,138)
Commissions receivable	(4,476)
Trading profits receivable	(94,799)
Loans - officers & stockholders	67,826
Commissions payable	(11,946)
Accounts payable	36,090
Accrued payroll	(142,281)
Trading long positions payable	(353,774)
Trading short positions payable	(319,278)
Investment inventory payable	(2,617)
Interest payable	(7,991)
Trading profits due traders	(421,428)
Accrued pension plan payable	(10,400)
Income taxes payable	(59,285)
Federal income tax refund	(48,921)
Net cash provided (required) by operating activities	--
	(598,316)
Cash Flows from Investing Activities:	--
Cash Flows from Financing Activities:	--
Net increase (decrease) in cash	(598,316)
Cash at beginning of year	617,608
Cash: End of the Year	$ 19,292
Supplemental Disclosures	
Interest paid	$ --
Income taxes	$ 58,500

See Accompanying Notes to Financial Statements

EQUITRADE SECURITIES CORPORATION.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - ORGANIZATION

Equitrade Securities Corporation (the Company), a California Corporation, was incorporated on December 11, 1991 to provide security brokerage and related services as set forth by the Securities and Exchange Commission and the National Association of Securities dealers, Inc. (NASD). The Company, in connection with its activities as a broker-dealer, holds no funds or securities for customers. The Company executes and clears all of its transactions through a clearing broker-dealer on a fully disclosed basis, and accordingly, is exempt from the provisions of Rule 15c3-3 under Subparagraph (k)(2)(ii). The Company was granted registration with the NASD on May 29, 1992.
The Company's principal and only office is in Lake Forest, California.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records the sale of its securities on a settlement basis.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions.. See the computation of net capital requirements on page 8.

NOTE 4 - RELATED PARTIES

The Company has an agreement with its sole shareholder for office space rental. The Company paid the shareholder a total of $72,000 ($6,000/mo) for such rents during the year.

NOTE 5 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

EQUITRADE SECURITIES CORPORATION.
NOTES TO FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2001

NOTE 6 - OFF BALANCE SHEET RISK

As discussed in Note 1, the customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that the customers may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

NOTE 7 - INCOME TAXES

The income tax provision benefit is comprised of:

Federal - Benefit	$ (48,921)
State	800
	$ (48,121)

The Federal tax benefit results from carrying back the year 2001 loss to the year 2000 taxable income. The benefit, $48,921, is shown as a refund on the accompanying Statement of Financial Condition. The State of California does not allow a carry back, but allows a carry forward up to five years.

NOTE 8 - CONTINGENCIES

The Company is involved in two arbitration hearings. Company counsel believes the Company will not suffer any substantial damages from these hearings.

The Company is also involved in a breach of contract suit with a software provider. Counsel believes the Company has meritorious defenses and may be successful in their counter claim.

EQUITRADE SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 529,928
Less: Haircuts on securities positions - schedule attached	(113,251)
Nonallowable assets - schedule attached	(257,396)
NET CAPITAL	$ 159,281
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- 6-2/3 of net aggregate indebtedness	$ 26,203
Minimum dollar net capital required	$ 100,000
Net Capital required (greater of above amounts)	$ 100,000
EXCESS CAPITAL	$ 59,281
Excess net capital at 100% (net capital less 10% of aggregate indebtedness)	$ 116,948
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 602,065
Less short positions payable	(8,305)
Less long position payable	(201,883)
Interest payable	(1,319)
Long purchase receivable	2,471
Aggregate indebtedness	393,029
Percentage of aggregate indebtedness to net capital	247%

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Unaudited	$ 191,476
Accrued income taxes	2,785
Accounts payable	(38,012)
Haircut Adjustment	3,030
Rounding	2
Audited	$ 159,281

See Accompanying Notes to Financial Statements

EQUITRADE SECURITIES CORPORATION
SCHEDULE OF NONALLOWABLE ASSETS
DECEMBER 31, 2001

Federal Income Tax Refund	$ 48,921
Equipment	28,889
Loans	179,586
	$257,396

HAIRCUT CALCULATION

Trading Inventory - Long		$ 257,218	
Investments - Equity		201,524	
		458,742	
X 15%			$ 68,812
Equity Concentration			
10% of tenative net capital			
Ownership	$529,928		
Nonallowable Assets	257,396		
	272,532		
X 10%	27,253		
3 Securities =	375,992		
$27,253 X 3 =	81,759		
	294,233		
X 15%			44,135
Debt Securities			304
Audited			$ 113,251
Unaudited			116,281
Adjustment			$ 3,030

See Accompanying Notes to Financial Statements

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

INDEPENDENT AUDITOR'S REPORT ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Equitrade Securities Corporation
Lake Forest, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended December 31, 2001 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner

George Brenner, CPA

Beverly Hills, California
March 19, 2002

EQUITRADE SECURITIES CORPORATION]
SCHEDULE OF OPERATING EXPENSES
YEAR ENDED DECEMBER 31, 2001

SIPC Expense	$ 45,000
Bad Debts	15,000
Accounting	21,036
Bank Charges	2,111
Consulting (Legal)	67,314
Consulting (MIS)	3,775
Depreciation Expense	57,778
Insurance	67,323
Interest Expense	31,916
Mail & Shipping	13,595
Professional Fee	111,976
Office Supplies & Forms	14,851
Office Expenses	279,420
Pension Plan	(10,327)
Rent, L.F.	72,000
Taxes & Licenses	9,817
Taxes Payroll	60,852
Telephone	62,290
Trading Profits Due Traders	134,586
Travel Expenses	2,000
Utilities	9,223
Wages - Employees - W2	772,758
Wages - Non employee - 1099	640,757
Total Operating Expenses	$2,485,051

See Accompanying Notes to the Financial Statements

PART II

EQUITRADE SECURITIES CORPORATION

STATEMENT ON INTERNAL CONTROL

DECEMBER 31, 2001

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

REPORT OF INDEPENDENT ACCOUNT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Board of Directors
Equitrade Securities Corporation
Lake Forest, California

In planning and performing my audit of the financial statements of Equitrade Securities Corporation (the "Company") for the year ended December 31, 2001, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2001 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, CPA

Beverly Hills, California
March 19, 2002